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10/7/2003

So 10/6/03



SECURITIES AND EXCHANGE COMMISSION

03053506

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SEC FILE NUMBER
8-52027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



PROCESSING
SEP 2 6 2003
WASH. D.C.
187
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2002 (MM/DD/YY) AND ENDING July 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Astor Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Wilshire Blvd., Suite 308

(No. and Street)

Beverly Hills, CA 90212-3209

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques Tizabi, Managing Partner 310 273-2661

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LA CA 90064

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacques Tizabi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Capital, Inc., as of July 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

president

Title

Notary Public


GRETA FLATE
Commission # 1378551
Notary Public - California
Los Angeles County
MyComm. Expires Oct 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JULY 31, 2003

ASTOR CAPITAL, INC.
9300 Wilshire Blvd., Suite 308
Beverly Hills, CA 90212-3209

CONTENTS

PART I

Independent Auditor's Report 1
Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-7

SUPPLEMENTARY INFORMATION

Schedule of Operating Expenses 8

Computation of Net Capital Pursuant to
Rule 15c3-1 9-10

PART II

Statement of Internal Control 11-12

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Astor Capital, Inc.as of July 31, 2003 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Astor Capital, Inc's. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Astor Capital, Inc. as of July 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 27, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

ASTOR CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

ASSETS

Cash	$	81,207
Commissions receivable		522
Securities, at market value		7,838
Clearing broker deposit		10,000
Investments		25,000
Property and equipment, at cost, net of accumulated depreciation of $27,253		4,181
Capital lease, net of amortization of $33,886		41,015
Stockholders' advances		244,637
TOTAL ASSETS	$	414,400

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	35,524
Capitalized lease obligation				14,997
Accrued dividends on preferred shares				23,877
TOTAL LIABILITIES				74,398
STOCKHOLDERS' EQUITY				
Preferred stock - $20 par value, 10,000 shares authorized, 9,948 shares issued and outstanding, liquidation value $20 per share plus all accrued and unpaid dividends	$	198,960		
Common stock, no par value, 100,000 shares authorized; 1,000 shares issued and outstanding		1,000		
Retained earnings		140,042		340,002
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	414,400

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2003

REVENUES	
Consulting fees	$ 712,005
Commissions	2,593
Interest income	79
TOTAL REVENUES	714,677
OPERATING EXPENSES - see page 8	643,385
INCOME BEFORE TAX PROVISION	71,292
INCOME TAX PROVISION	17,635
NET INCOME	$ 53,657

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2003

	Common Stock Shares	Common Stock	Preferred Stock Shares	Preferred Stock	Retained Earnings	Total
Balance, July 31, 2002	1,000	$ 1,000	9,948	$ 198,960	$ 98,323	$ 298,283
Net Income					53,657	53,657
Dividends - cumulative preferred stock at $1.20 per share					(11,938)	(11,938)
Balance, July 31, 2003	1,000	$ 1,000	9,948	$ 198,960	$ 140,042	$ 340,002

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2003

Cash Flows from Operating Activities:		
Net income	$	53,657
Depreciation and amortization		14,099
Changes in operating assets and liabilities:		
Commissions receivable		(522)
Prepaid expenses and other assets		4,661
Accounts payable and accrued expenses		4,643
Stockholders' advances		(49,373)
Net Cash Provided by Operating Activities		27,165
Cash Flows from Investing Activities:		
Money market		(931)
Clearing broker deposit		853
Purchase of property and equipment		0
Cash Flows Used for Investing Activities		(78)
Cash Flows from Financing Activities:		
Capitalized lease obligations paid		(15,564)
Dividends paid on preferred stock		0
Cash Flows Used by Financing Activities		(15,564)
Net increase in cash		11,523
Cash at beginning of the year		69,684
Cash at July 31, 2003	$	81,207
Supplemental Cash Flow Information		
Cash paid for interest	$	7,350
Cash paid for income tax	$	17,905

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Astor Capital, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of September 7, 1999. The Company was incorporated August 5, 1997, and its membership in the NASD was approved February 29, 2000. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $10,000.

Note 4 - Securities Investments

Marketable securities consist of trading and investment securities at quoted market values. The current balance is invested in a money market fund.

Note 5 - Stockholders' Advances

Astor Capital advances funds to its stockholders in exchange for noninterest bearing demand notes from the stockholder. Amounts advanced as of July 31, 2003 were:

Ahmad Ali Moussavi	$116,950
Jacques Tizabi	127,687
	$244,637

Note 6 - Capital Lease

The Company entered into a capital lease liability agreement on March 21, 2000. The rental commitment remaining at July 31 is $14,997 payable by the end of the fiscal year 2004. Interest is imputed at the rate of 16%.

Note 7 - Provision for Income Taxes

The Company's fiscal year ends July 31, 2003. The provision for income taxes for the year consists of the following:

Federal	$ 11,219
State	6,416
	$ 17,635

Note 8 - Preferred Stock

The Company has 9,948 shares of Preferred Stock outstanding. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $1.20 per share payable quarterly, when and if declared by the Board of Directors. The Preferred Stock is redeemable at $20 per share

Note 9 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Astor Capital, Inc.
Beverly Hills, California

My report on my audit of the basic financial statements of Astor Capital, Inc. for July 31, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 27, 2003

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

ASTOR CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JULY 31, 2003

OPERATING EXPENSES

Depreciation and amortization	$	14,099
Insurance		9,295
Interest expense		7,350
Legal and professional		112,959
Miscellaneous expenses		7,232
Office expenses		5,594
Rent and parking		54,222
Salaries		249,600
Taxes and licenses		18,112
Telephone		11,580
Travel and entertainment		153,342
TOTAL OPERATING EXPENSES	$	643,385

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JULY 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	340,002
Nonallowable assets and haircuts		(315,512)
NET CAPITAL	$	24,490

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	4,960
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	19,490
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	17,051

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	74,398
Aggregate indebtedness to net capital		303.79%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	24,493
VARIANCE -		
Rounding		(3)
NET CAPITAL PER AUDITED REPORT	$	24,490

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
NON-ALLOWABLE ASSETS
JULY 31, 2003

NON-ALLOWABLE ASSETS			
Commissions receivable	$	522	
Investments and advances		25,000	
Property and Equipment, at cost, net of accumulated depreciation of $27,253		4,181	
Capital lease, net of amortization of $33,886		41,015	
Loans to stockholders		244,637	
Prepaid income taxes		0	315,355
HAIRCUTS			
Money market at 2%		157	157
TOTAL			$ 315,512

See accompanying notes to financial statements

PART II

ASTOR CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

JULY 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

In planning and performing my audit of the financial statements of Astor Capital, Inc. (hereafter referred to as the "Company") for the year ended July 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

Rule 17-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2003 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 27, 2003